Exhibit 99.4

Certain of the Registrant’s operations located in the United States are subject to the U.S. Federal Mine Safety and Health Act (the “Mine Act”) and are subject to regulation by the U.S. Mine Safety and Health Administration (“MSHA”).  MSHA inspects these facilities on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.  Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.  Citations or orders can be contested and appealed.

The following table and other data present the mine safety information related to our U.S. operations as required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act for the twelve months ended December 31, 2010.

Mine or Operation	Section 104 Citations(1)	Section 104(b) Orders(2)	Section 104(d) Citations and Orders(3)	Section 110(b)(2) Violations(4)	Section 107(a) Imminent Danger Orders(5)	Proposed Assessments from MSHA under the MSA(6)	Mining-related Fatalities	Pending Legal Action (7)
Red Dog	12	0	1	0	0	US$35,779	0	11
Pend Oreille	2	0	0	0	0	US$3,398	0	19

(1)
Total number of citations received MSHA under section 104 of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.  This  total includes any citations or orders listed under the column headed “Section 104(d) Citations and Orders”.

(2)	Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA.
(3)	Citations and orders issued by MSHA under section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.
(4)	Flagrant violations identified by MSHA under section 110(b)(2) of the Mine Act.
(5)	Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.
(6)
Represents the total dollar value of the proposed assessments from MSHA under the Mine Act during the twelve months ended December 31, 2010 and do not necessarily relate only to the citations and orders listed in the table.

(7)
Total number of matters pending before the Federal Mine Safety and Health Review Commission (the “Commission”).  The Commission is an independent agency established by the Mine Act that provides administrative trial and appellate review of legal disputes arising under the Mine Act.  The totals include legal actions that were initiated prior to and during the year ended December 31, 2010 and which do not necessarily relate to citations, orders or proposed assessments issued by MSHA during the year ended December 31, 2010.

During the year ended December 31, 2010, none of the mines operated by us received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.